December 3, 2018

Ms. Alison T. White
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. White:

On October 1, 2018, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 314 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 315 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding environmental, social and governance factors to the investment strategy discussion for the REMS International Real Estate Value-Opportunity Fund (the “Fund”).

We received comments from you relating to the Amendment. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. In a few instances, we have noted the comments that apply to multiple REMS Funds. The Trust will file a 497(c) for the purpose of incorporating modifications to the REMS Funds’ prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

1.	Comment: In regard to each REMS Fund, please explain what is meant by the text included in the parenthetical.

The amount of leverage may not exceed 33-1/3% of the Fund’s total assets less its liabilities other than borrowing (including the proposed borrowing).

Response:     The Trust was attempting to explain that any proposed borrowings would be factored into the calculations as it relates to the 300% asset coverage requirement. To avoid any further confusion, we have removed the text in the parenthetical throughout the prospectus.

2.
Comment:     Please add risk information as it relates to the Funds’ investments in U.S. Government securities. Why did the REMS Real Estate Income 50/50 Fund (the “50/50 Fund”) remove its risk disclosure related to investments in debt securities?

Response: The Trust has added the following disclosure to the prospectus.

JOHN H. LIVELY • MANAGING PARTNER
11300 Tomahawk Creek Pkwy • Ste. 310 • Leawood, KS 66211 • p: 913.660.0778 • c: 913.523.6112
Practus, LLP • John.Lively@Practus.com • Practus.com

Debt Securities Risk was added to the principal risks discussion for each REMS Fund.

“Debt Securities Risk. Debt Securities are issued with a specific interest rate and maturity. Once the securities are issued they are subject to credit risk and interest rate risk. Credit risk is the chance that the issuer will fail to pay the stipulated interest payments on the security, or to pay the principal at maturity. Negative perceptions of the issuer’s ability to make interest or principal payments will cause the price of the security to decline. While U.S. government-backed debt securities generally are considered to be among the highest credit quality, they are subject to market risk. The U.S. government guarantees the timely payment of interest and principal on U.S. Treasury securities but does not guarantee their price.”

Non-Investment Grade Debt Security Investing Risk – General Note: All references to non-investment grade investments (“junk bonds”) were removed from the summary section of the prospectus. The non-investment grade strategy and associated risk discussion are both found in the sections of the prospectus that discuss additional investments and risks for the 50/50 Fund. See pages 36 - 45 of the prospectus.

Non-Investment Grade Debt Security (Junk Bond) Investing Risk. Should the Fund invest in non-investment grade debt securities (junk bonds) the Fund would be exposed to greater credit risk than funds that do not invest in such securities. Non-investment grade (junk) bond issuers are more likely to suffer an adverse change in financial condition that would result in the inability to meet a financial obligation. Accordingly, securities issued by such companies carry a higher risk of default and should be considered speculative.

3.
Comment:     In the fee table for the 50/50 Fund you list an expense related to short sales (i.e., dividend expenses on securities sold short and interest expense on borrowings) under the caption “Other Expenses.” Please explain why the 50/50 Fund incurred expenses related to short selling when the 50/50 Fund has adopted a fundamental investment restriction prohibiting short sales.

Response: The 50/50 Fund did not participate in any short sales. The fee table has been revised to indicate that the interest expense is related to the Fund’s borrowing costs for investment purposes.

4.
Comment:     Please explain in more detail what you mean by “other sustainability considerations” in the discussion regarding ESG investing. In addition, please tighten up the discussion so that it is more precise regarding the ESG factors the Adviser will consider when selecting a company for investment.

Response: The REMS International Real Estate Value-Opportunity Fund has revised the discussion to the following.

The Fund’s investment strategy also takes into account the impact that real estate companies have on the environment and other sustainability considerations when making investment decisions for the Fund’s investment portfolio. In assessing sustainability, the Adviser considers different factors, including environmental, social, and governance (“ESG”) criteria. Some of the environmental criteria the

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Adviser considers when selecting investments for the Fund include energy and resource efficiency, water use, land use, emissions and pollution, recycling and waste reduction, and risks due to climate change, among others. The social criteria the Adviser considers when selecting investments for the Fund include employee policies that promote equal opportunity based on gender, race, religion, age, disability or sexual orientation, labor-management relations, health and safety, tenant engagement, community relations and land use planning, among others. Some of the governance criteria that the Adviser considers when selecting investments for the Fund include reporting and disclosure, board diversity and independence, shareholder rights, executive pay, auditor independence, transparency, disclosure of political contributions, conflict of interests, ethics, bribery and corruption, among others. Other sustainability considerations include identifying companies that are: focused on building or renovating properties for low-income occupants; actively promoting ways to reduce energy consumption and waste from their operations; assigning personnel, including senior management, to implement and monitor for ESG related initiatives; incorporating ESG factors in their annual performance targets; providing open disclosure of their ESG targets and related performance, including disclosure regarding any failures to meet such targets; and, performing entity level assessments of ESG programs and related performance. The Adviser performs its own internal research as it relates to measuring an investment’s ESG criteria.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,
/s/ John H. Lively

John H. Lively

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